UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BASSETT FURNITURE INDUSTRIES, INCORPORATED

(Name of Issuer)

Common Stock

(Title of Class of Securities)

070203104

(CUSIP Number)

January 16, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 070203104

1.	Names of Reporting Persons Steven Tannenbaum

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 220,060 shares of Common Stock

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 220,060 shares of Common Stock

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 220,060 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.9%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 070203104

1.	Names of Reporting Persons Greenwood Investments, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 220,060 shares of Common Stock

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 220,060 shares of Common Stock

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 220,060 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.9%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 070203104

1.	Names of Reporting Persons Greenwood Investors Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 87,960 shares of Common Stock

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 87,960 shares of Common Stock

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,960 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.7%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 070203104

1.	Names of Reporting Persons Greenwood Capital Limited Partnership

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Massachusetts

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 132,100 shares of Common Stock

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 132,100 shares of Common Stock

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 132,100 shares of Common Stock

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.1%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer: Bassett Furniture Industries, Incorporated (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 3525 Fairystone Park Highway, Bassett, Virginia 24055.

Item 2.
(a)

Name of Person Filing:
This joint statement on Schedule 13G/A is being filed by Steven Tannenbaum, Greenwood Investments, Inc., Greenwood Capital Limited Partnership and Greenwood Investors Limited Partnership, who are collectively referred to as the “Reporting Persons.”  Mr. Tannenbaum is the President of Greenwood Investments, Inc. (the “General Partner”), which is the sole general partner of each of Greenwood Capital Limited Partnership (“Capital”) and Greenwood Investors Limited Partnership (“Investors”). The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G/A as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)

Address of Principal Business Office or, if none, Residence:
The principal business office of the Reporting Persons with respect to the shares reported hereunder is 420 Boylston Street, 5th Floor, Boston, MA 02116.

	(c)	Citizenship: The General Partner is a Delaware corporation. Each of Capital and Investors is a Massachusetts limited partnership. Mr. Tannenbaum is a U.S. citizen.
	(d)	Title of Class of Securities: Common Stock.
	(e)	CUSIP Number: 070203104.

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
N/A

Item 4.	Ownership:

As of the date of this filing, the Reporting Persons, in the aggregate, beneficially own 220,060 shares of Common Stock of the Issuer, representing approximately 1.9% of such class of securities.  The beneficial ownership of each Reporting Person is as follows: (i) Capital beneficially owns 132,100 shares of Common Stock representing approximately 1.1% of the class, (ii) Investors beneficially owns 87,960 shares of Common Stock representing approximately 1.1% of the class and (iii) the General Partner, as the sole general partner of each of Capital and Investors, and Mr. Tannenbaum, as the president of the General Partner, each beneficially owns 220,060 shares of Common Stock of the Issuer representing approximately 1.9% of the class.  The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 11,806,334 shares of Common Stock of the Issuer outstanding as of

August 25, 2007 as reported in the most recent quarterly report of the Issuer on Form 10-Q for the quarterly period ended August 25, 2007.

Each of Capital and Investors has the power to vote and dispose of the shares of Common Stock beneficially owned by such entity (as described above). The General Partner, as the sole general partner of each of Capital and Investors, has the authority to vote and dispose of all of the shares of Common Stock reported in this Schedule 13G.  Mr. Tannenbaum, by virtue of his position as president of the General Partner, has the authority to vote and dispose of all of the shares of Common Stock reported in this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:
N/A

Item 8.	Identification and Classification of Members of the Group:

The Reporting Persons previously reported that, in acquiring certain of the shares of Common Stock of the Issuer reported hereunder, the Reporting Persons entered into an informal oral arrangement with Costa Brava Partnership III L.P. (together with Roark, Reardon, & Hamot, LLC, its general partner, and Seth W. Hamot, the President of Roark, Reardon, & Hamot, LLC, “Costa Brava”) to use the same brokers for such purchases and to allocate among themselves the shares so acquired on the basis of a formula.  On January 16, 2008, the Reporting Persons and Costa Brava terminated their arrangement to use the same brokers for acquiring shares of Common Stock of the Issuer, and all subsequent purchases of shares of Common Stock have been made independently.  As of January 16, 2008, the Reporting Persons ceased to have any arrangement or other agreement or understanding with Costa Brava with respect to acquiring, holding, voting or disposing of shares of Common Stock of the Issuer.  The Reporting Persons may no longer be deemed to constitute a group with Costa Brava for any purpose.

Item 9.	Notice of Dissolution of Group:
As described in Item 8, any group that may have been deemed to have existed among the Reporting Persons and Costa Brava was dissolved on January 16, 2008.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STEVEN TANNENBAUM
/s/ Steven Tannenbaum

GREENWOOD INVESTMENTS, INC.

By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

GREENWOOD CAPITAL LIMITED PARTNERSHIP

By:	Greenwood Investments, Inc.;
General Partner

By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

GREENWOOD INVESTORS LIMITED PARTNERSHIP

By:	Greenwood Investments, Inc.;
General Partner

By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of January 28, 2008, that only one statement containing the information required by Schedule 13G/A, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of Bassett Furniture Industries, Incorporated, and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

STEVEN TANNENBAUM
/s/ Steven Tannenbaum

GREENWOOD INVESTMENTS, INC.

By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

GREENWOOD CAPITAL LIMITED PARTNERSHIP

By:	Greenwood Investments, Inc.;
General Partner

By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President

Greenwood investors limited partnership

By:	Greenwood Investments, Inc.;
General Partner

By:	/s/ Steven Tannenbaum
Steven Tannenbaum, President